Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Langan, Eric S.	2. Issuer Name and Ticker or Trading Symbol RICK'S CABARET INTERNATIONAL, INC. (RICK)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President
(Last) (First) (Middle) 505 North Belt, Suite 630	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 04/2001
(Street) Houston, Texas 77060		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
common stock, par value $.01 per share	*						578,632	I	E.S. Langan, L.P.
common stock, par value $.01 per share	04/12/2001	P	V	100	A	$2.60	211,566	D
common stock, par value $.01 per share	04/12/2001	P	V	1,860	A	$2.63	211,566	D
common stock, par value $.01 per share	04/12/2001	P	V	150	A	$2.30	211,566	D
common stock, par value $.01 per share	04/12/2001	P	V	500	A	$2.45	211,566	D
common stock, par value $.01 per share	04/12/2001	P	V	1,350	A	$2.47	211,566	D
common stock, par value $.01 per share	04/12/2001	P	V	190	A	$2.50	211,566	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option on common stock	$2.1875	*	*				08/24/2001	08/24/2005	Common stock par $.01	5,000	*	5,000	D
Option on common stock	$1.87	*	*				08/11/1999	08/11/2004	Common stock	125,000	*	125,000	D
Option on common stock	$2.70	*	*				08/04/1999	08/04/2009	Common stock	5,000	*	5,000	D
Option on common stock	$2.70	*	*				08/04/2000	08/04/2009	Common stock	5,000	*	5,000	D
Option on common stock	$2.70	*	*				08/04/1999	08/04/2009	Common stock	50,000	*	50,000	D
Option on common stock	$2.70	*	*				08/04/2000	08/04/2009	Common stock	50,000	*	50,000	D
Explanation of Responses: * Previously Reported
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Eric Langan **Signature of Reporting Person	04/23/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2